December 23, 2019

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Stacie Gorman, Esq.
          Office of Real Estate and Commodities

Ladies and Gentlemen:

Re:
HF Enterprises Inc.

Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of HF Enterprises Inc., a Delaware corporation (the “Company”), we are hereby publicly filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of the Company’s Registration Statement on Form S-1 (the “Registration Statement”), for the registration of shares of the Company’s common stock, including one complete copy of the exhibits listed as filed therewith.

The Registration Statement responds to the comments received from the staff of the SEC in its comment letter dated November 25, 2019, with respect to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 (CIK No. 0001750106) submitted confidentially to the Division of Corporation Finance by the Company on November 13, 2019, as discussed below.

The Registration Statement, as amended from the previously submitted Draft Registration Statement, covers 2,600,000 shares of common stock to be offered by the Company in its initial public offering, plus up to 390,000 additional shares of common stock to cover over-allotments, if any. The Company currently estimates that the initial public offering price will be between $6.00 and $8.00 per share.

Courtesy copies of this letter and the Registration Statement (as marked to reflect changes), together with all exhibits, are being provided directly to the staff for its convenience (attention: Stacie Gorman, Esq.) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Registration Statement.

December 23, 2019

Comments and Responses

Amendment No. 3 to Confidential Form S-1

General

1. Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If you intend to exclude the exclusive forum provision from instances where there is exclusive federal jurisdiction and concurrent federal and state jurisdiction, please revise your disclosure to clarify. You may also revise your disclosure to state the provision does not apply to all federal securities laws claims, and if you do, please clarify that all federal securities laws claims are excluded instead of “certain” actions. Please also revise your disclosure and certificate of incorporation to be consistent.

Response: The exclusive forum provision of the Company’s certificate of incorporation would not apply, nor would any other provision thereof, if it conflicted with any federal law requiring exclusive federal jurisdiction, including all such actions arising under the Securities Act or the Exchange Act. As requested by the staff, the Company has revised the certificate of incorporation and the corresponding disclosure in the Registration Statement to clarify this point. See Exhibit 3.3, which has been re-filed, and pages 26 and 71.

Financial Statements, page F-1

2. Please revise to include updated financial statements in accordance with Rule 8-08 of Regulation S-X.

Response: In compliance with Rule 8-08 of Regulation S-X, the Company’s financial statements and corresponding data have been updated through September 30, 2019 in the Registration Statement.

With this public filing, we believe that all information required by the staff has been provided. The Company is aware of the road show timing and filing requirements under Section 6(e) of the Securities Act. The Company and the underwriter wish to be able to complete this offering in late January 2020.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Michael Gershon, the Company’s Chief Legal Officer (tel.: (301) 971-3944), or to me (tel.: (212) 451-2234).

Very truly yours,
/s/ Spencer G. Feldman Spencer G. Feldman

cc: Mr. Jorge Bonilla
      Mr. Daniel Gordon
      Sonia Barros, Esq., Assistant Director
      Mr. Chan Heng Fai
      Michael Gershon, Esq.
      Thomas Poletti, Esq.